November 5, 2019

Hilario Lopez Vargas
President, Treasurer, Secretary and Director
Azar International Corp.
Carretera Turistica, Luperon, 12th km, No. 7
Grand Parada, Puerto Plata, Dominican Republic

       Re: Azar International Corp.
           Registration Statement on Form S-1
           Filed October 9, 2019
           File No. 333-234137

Dear Mr. Lopez Vargas:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Risks Relating to Our Company, page 10

1. Please expand your disclosure to discuss the difficulties U.S. investors will face enforcing judgments obtained in U.S. courts in the Dominican Republic against you, your officers or directors in any action, including actions based upon the civil liability provisions of U.S.
       federal or state securities laws.
Risks Relating to our Common Stock, page 11

2. We note your disclosure that the offering price of your shares of common stock has been arbitrarily determined and bears no relationship to your assets, earnings, book value or other established criteria of valuing a privately held company. Please include a risk factor
 Hilario Lopez Vargas
FirstName LastNameHilario Lopez Vargas
Azar International Corp.
Comapany 5, 2019
November NameAzar International Corp.
Page 2
November 5, 2019 Page 2
FirstName LastName
         disclosing the material risks to investors resulting from the arbitrary determination of your offering price.
Plan of Distribution
Terms of the Offeirng, page 17

3. You disclose that there is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable. Please disclose whether these subscriptions will be governed by a subscription agreement, and if so, please file the form of agreement you intend to use as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.
Exhibits and Financial Statement Schedules, page 41

4. Please file a legal opinion as an exhibit, as required by Item 601(b)(5)(i) of Regulation S-
         K.
General

5. Based upon the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. You have nominal operations, nominal assets consisting solely of cash, and no revenues to date. Please disclose on the cover page and in the risk factors section that you are a shell company and discuss the restrictions imposed on such companies. In addition, please revise your disclosure under "Future Sales By Existing Stockholders" on page 16 accordingly.
6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hilario Lopez Vargas
Azar International Corp.
November 5, 2019
Page 3

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



FirstName LastNameHilario Lopez Vargas                    Sincerely,
Comapany NameAzar International Corp.
                                                          Division of
Corporation Finance
November 5, 2019 Page 3                                   Office of Energy &
Transportation
FirstName LastName